Exhibit 99.1

THE BANK OF NOVA SCOTIA

$4,599,000

TERMS AGREEMENT

$4,599,000 Capped Buffered Participation Notes, Series A Linked to the MSCI EAFE Index due September 23, 2013

CUSIP 064159882

June 15, 2012

SCOTIA CAPITAL (USA) INC.

One Liberty Plaza

165 Broadway, 25th Floor

New York, New York 10006

Ladies and Gentlemen:

The Bank of Nova Scotia, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Distribution Agreement, dated February 29, 2012 (the “Distribution Agreement”), between the Bank on the one hand and Scotia Capital (USA) Inc. on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”). Each of the provisions of the Distribution Agreement not specifically related to the solicitation by you, as agent of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Nothing contained herein or in the Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus, the Time of Sale Information or the Shelf Prospectus (as therein defined) in Section 1 of the Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Distribution Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus, the Time of Sale Information or the Shelf Prospectus, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement. Unless otherwise defined herein, terms defined in the Distribution Agreement are used herein as therein defined.

An amendment and/or supplement to each of the Prospectus and the Shelf Prospectus, each in the form heretofore delivered to you is now proposed to be filed with the Commission pursuant to General Instruction II.K., in the case of the Prospectus, and with the OSC pursuant to Ontario Securities Laws, in the case of the Shelf Prospectus.

Subject to the terms and conditions set forth herein and in the Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth in the Schedule hereto. You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to the public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree.

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If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

Very truly yours,

THE BANK OF NOVA SCOTIA

By:	/s/ Jake Lawrence
Name: Jake Lawrence Title: Managing Director, Alternate Funding

Accepted as of the date hereof:

SCOTIA CAPITAL (USA) INC.

By:	/s/ Richard Agata
Name: Richard Agata Title: Chief Compliance Officer

SCHEDULE I TO TERMS AGREEMENT

Terms Agreement between Scotia Capital (USA) Inc. (“SCUSA”) and The Bank of Nova Scotia (the “Bank”) in Respect of Time of Sale Information for the Offering of $4,599,000 Capped Buffered Participation Notes, Series A Linked to the MSCI EAFE Index due September 23, 2013

TITLE OF PURCHASED SECURITIES:

$4,599,000 Capped Buffered Participation Notes, Series A Linked to the MSCI EAFE Index due September 23, 2013

AGGREGATE PRINCIPAL AMOUNT:

$4,599,000

PRICE TO PUBLIC:

100.00% of the principal amount of the Purchased Securities

PURCHASE PRICE BY UNDERWRITERS:

99.75% of the principal amount of the Purchased Securities

FORM OF PURCHASED SECURITIES:

Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Federal (same-day) funds

CLOSING DATE:

9:00 a.m. (New York City time), June 22, 2012

INDENTURE:

Indenture dated as of January 22, 2010, between the Bank and Computershare Trust Company, N.A., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee

MATURITY DATE:

September 23, 2013, subject to adjustment as described in more detail in the product prospectus supplement dated April 4, 2012

REDEMPTION PROVISIONS:

See Filed Final Pricing Supplement at “Tax Redemption”

SINKING FUND PROVISIONS:

No sinking fund provisions

DEFEASANCE PROVISIONS:

None

CLOSING LOCATION FOR DELIVERY OF PURCHASED SECURITIES:

The Bank of Nova Scotia, New York Agency

One Liberty Plaza

165 Broadway

New York, New York 10006

DOCUMENTS TO BE DELIVERED:

The following documents referred to in the Distribution Agreement shall be delivered as a condition to the Closing:

None

ADDITIONAL CLOSING CONDITIONS:

None

NAMES AND ADDRESSES OF REPRESENTATIVES:

Designated Representatives:

Scotia Capital (USA) Inc.

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Address for Notices, etc.:

One Liberty Plaza

165 Broadway, 25th Floor

New York, New York 10006

OTHER TERMS:

If this Agreement shall be terminated by SCUSA because of any failure or refusal on the part of the Bank to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Bank shall be unable to perform its obligations under this Agreement, the Bank will reimburse SCUSA for all out-of-pocket expenses (including the fees and disbursements of its counsel) reasonably incurred by SCUSA in connection with this Agreement or the offering contemplated hereunder.

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SCHEDULE II TO TERMS AGREEMENT

Terms Agreement between Scotia Capital (USA) Inc. (“SCUSA”) and The Bank of Nova Scotia (the “Bank”) in Respect of Time of Sale Information for the Offering of $4,599,000 Capped Buffered Participation Notes, Series A Linked to the MSCI EAFE Index due September 23, 2013

In connection with the offering of $4,599,000 Capped Buffered Participation Notes, Series A Linked to the MSCI EAFE Index due September 23, 2013 (CUSIP 064159882) of the Bank, SCUSA and the Bank agree as follows:

a.	Time of Sale Information

The preliminary pricing supplements that are to be included in the Time of Sale Information are as follows:

Preliminary Pricing Supplement dated June 11, 2012:

http://www.sec.gov/Archives/edgar/data/9631/000119312512267054/d364334dsuppl.htm

The Free Writing Prospectuses that are to be included in the Time of Sale Information are as follows:

None

b.	Pricing Information Provided Orally by Scotia Capital (USA) Inc.

The script to be used by SCUSA to confirm sales is as follows:

Not applicable